Exhibit 99.1

(FORMERLY KEEGAN RESOURCES INC.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Three and six months ended June 30, 2013 and 2012
_______________________

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Financial Position (Unaudited)	Expressed in United States Dollars

	June 30, 2013	December 31, 2012
Assets

Current assets:
Cash and cash equivalents	$190,386,335	$204,611,912
Receivables	208,477	509,350
Prepaid expenses and deposits (note 10(b))	488,483	384,867
	191,083,295	205,506,129

Non-current assets:
Plant and equipment	1,616,406	1,784,587
Mineral interests and development assets (note 4)	51,510,262	46,378,464
Investment in associate (note 5)	1,000	627,394
	53,127,668	48,790,445

Total assets	$244,210,963	$254,296,574

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 10 (b))	$1,419,675	$3,764,302
	1,419,675	3,764,302

Non-current liabilities:
Foreign currency warrant liability (note 15(b))	1,884,887	12,494,674
Asset retirement provision (note 7)	9,913,068	11,089,081
	11,797,955	23,583,755

Total liabilities	13,217,630	27,348,057

Shareholders’ Equity

Share capital (note 8)	334,376,490	334,376,490
Equity reserves (note 9)	35,625,397	33,160,370
Accumulated deficit	(139,008,554)	(140,588,343)
Total shareholders’ equity	230,993,333	226,948,517

Total liabilities and shareholders’ equity	$244,210,963	$254,296,574

Subsequent events (note 4(a) and 10(b)(i))
Commitments (note 11)
Contingencies (note 12)

Approved by the Board of Directors on August 14, 2013:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Comprehensive Loss (Income) (Unaudited)	Expressed in United States Dollars

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Administration expenses:
Consulting fees, directors' fees and
wages and benefits (note 10)	$1,041,243	$734,109	$1,605,177	$2,272,500
Depreciation	24,977	27,073	49,870	97,884
Office, rent and administration	375,418	337,909	859,139	740,200
Professional fees	148,338	134,566	395,953	540,544
Regulatory fees, transfer agent and
shareholder information	98,179	44,790	325,353	130,597
Share-based payments (note 9(a))	565,067	1,794,064	1,494,332	4,001,381
Travel, promotion and investor relations	451,589	780,932	939,961	1,349,794
	2,704,811	3,853,443	5,669,785	9,132,900

Exploration and evaluation expenses (note 6)	432,391	1,297,057	963,356	2,811,950

Other expenses (income):
Accretion expense (note 7)	59,861	48,712	122,088	115,004
Bank charges and interest	7,164	10,968	12,493	20,312
Business development (note 3)	(37,105)	-	737,310	-
Change in foreign currency warrant liability	(6,076,992)	-	(10,609,787)	-
Disposition loss on loss of control of subsidiary	-	-	-	1,882,184
Foreign exchange loss (gain)	862,958	583,994	1,438,034	(752,252)
Impairment loss on investment in associate (note 5)	626,394	-	626,394	-
Interest and other income	(294,955)	(118,664)	(539,462)	(273,781)
	(4,852,675)	525,010	(8,212,930)	991,467

Loss (income) and comprehensive
loss (income) for the period	$(1,715,473)	$5,675,510	$(1,579,789)	$12,936,317
Loss (earnings) per share
Basic and diluted	$(0.02)	$0.08	$(0.02)	$0.17

Weighted average number of shares outstanding
Basic	85,034,338	75,545,838	85,034,338	75,533,656
Diluted	85,046,860	75,545,838	85,058,181	75,533,656

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited) Six months ended June 30, 2013 and 2012	Expressed in United States Dollars

	Number		Equity	Accumulated	Total
	of shares	Share capital	reserves	deficit	equity

Balance as at December 31, 2011	75,500,838	$312,866,109	$23,747,085	$(119,781,334)	$216,831,860

Issuance of common shares for:
Exercise of share-based options	25,000	176,316	(75,675)	-	100,641
Mineral interest (note 4(a))	20,000	156,009	-	-	156,009
Share-based payments (note 9(a))	-	-	6,054,318	-	6,054,318
Net loss for the period	-	-	-	(12,936,317)	(12,936,317)
Balance as at June 30, 2012	75,545,838	$313,198,434	$29,725,728	$(132,717,651)	$210,206,511

Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517

Share-based payments (note 9(a))	-	-	2,465,027	-	2,465,027
Net income for the period	-	-	-	1,579,789	1,579,789
Balance as at June 30, 2013	85,034,338	$334,376,490	$35,625,397	$(139,008,554)	$230,993,333

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	Expressed in United States Dollars

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Cash provided by (used in):

Operating activities:
Income (loss) for the period	$1,715,473	$(5,675,510)	$1,579,789	$(12,936,317)
Items not involving cash:
Accretion expense	59,861	48,712	122,088	115,004
Change in foreign currency warrant liability	(6,076,992)	-	(10,609,787)	-
Depreciation	36,204	34,570	76,248	313,896
Disposition loss on loss of control of subsidiary	-	-	-	1,882,184
Impairment of investment in associate	626,394	-	626,394	-
Interest income	(294,955)	(111,633)	(539,462)	(266,750)
Share-based payments	565,067	1,794,064	1,494,332	4,001,381
Share-based payments included in
exploration and evaluation expenditures	20,903	148,413	62,155	353,836
Unrealized foreign exchange loss (gain)	(887,822)	766,779	(1,523,797)	(241,544)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(675,970)	(1,845,146)	(1,894,802)	(643,555)
Prepaid expenses and deposits	96,338	113,794	(84,447)	(325,410)
Receivables	(91,149)	8,396	61,799	116,580
	(4,906,648)	(4,717,561)	(10,629,490)	(7,630,695)

Investing activities:
Purchase of plant and equipment	(70,113)	(81,889)	(85,669)	(257,078)
Development costs (note 4)	(2,852,566)	(3,888,663)	(5,878,167)	(9,616,318)
Net investment in associate	-	-	-	(1,923,415)
Interest received	362,850	173,500	787,607	774,754
	(2,559,829)	(3,797,052)	(5,176,229)	(11,022,057)

Financing activities:
Shares issued for cash, net of share issuance costs	-	-	-	100,642

Net use of cash	(7,466,477)	(8,514,613)	(15,805,719)	(18,552,110)

Impact of foreign exchange on cash and cash
equivalents	944,167	(733,643)	1,580,142	299,103

Decrease in cash and cash equivalents for the period	(6,522,310)	(9,248,256)	(14,225,577)	(18,253,007)

Cash and cash equivalents, beginning of period	196,908,645	197,608,106	204,611,912	206,612,857

Cash and cash equivalents, end of period	$190,386,335	$188,359,850	$190,386,335	$188,359,850

Supplemental cash flow information (note 14)
SEE ACCOMPANYING NOTES

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a feasibility study for the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the nine months ended December 31, 2012, except for the new accounting standards adopted commencing January 1, 2013 as described in note 2(d). The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the nine months ended December 31, 2012.

These consolidated financial statements were authorized for issue and approved by the Board of Directors on August 14, 2013.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of foreign currency warrant liability (note 14 (b)) and asset retirement provisions (note 7), which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited (“Asanko Ghana”)	Ghana	90%
Keegan Resources South Africa (PTY) Ltd.	South Africa	100%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

2.	Basis of presentation (continued)

(b)	Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted in the current period.

(c)       Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the nine months ended December 31, 2012.

(d)       Adoption of new accounting standards and interpretations

(i)             IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and was adopted commencing January 1, 2013. The adoption of IFRS 10 did not have an impact on these interim consolidated financial statements.

(ii)             IFRS 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued guidance establishing principles for financial reporting by parties to a joint arrangement. IFRS 11 replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The adoption of this standard, commencing January 1, 2013, did not have an impact on these interim consolidated financial statements.

(iii)	IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The disclosure requirements are applicable to all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard, commencing January 1, 2013, did not result in additional disclosures to what the Company has already been providing in regards to its subsidiaries and interest in associate.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

2.	Basis of presentation (continued)

(d)       Adoption of new accounting standards and interpretations (continued)

(iv)	IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB issued guidance establishing a single source for fair value measurement. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value, with limited exceptions. The adoption of IFRS 13, commencing January 1, 2013,  resulted in an additional disclosure on the fair value measurement of the Company’s financial instruments in the condensed interim consolidated financial statements.

(v)             IAS 27, Separate Financial Statements (“IAS 27”)

IAS 27 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 27 sets the standards for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required, to present separate non-consolidated financial statements. The adoption of this new standard, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

(vi)            IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 28 provides additional guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control or significant influence over an investee. The adoption of this new standard, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

(vii)           IFRIC 19, Extinguishing financial liabilities with equity instruments (“IFRIC 19”)

IFRIC 19 addresses the accounting by the entity that issues equity instruments in order to settle, in full or in part, a financial liability. The adoption of IFRIC 19, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

(viii)          IFRIC 20, Stripping costs in a production phase of a surface mine (“IFRIC 20”)

This Interpretation clarifies that surface mining companies will capitalize production stripping costs that benefit future periods if certain criteria are met. The adoption of IFRIC 20, commencing January 1, 2013, did not have an impact on these condensed interim consolidated financial statements.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

3.	Arrangement agreement

On December 5, 2012, the Company and PMI Gold Corporation (“PMI”) entered into an all-share merger of equals arrangement agreement (the “Arrangement”).

On February 18, 2013 Asanko and PMI announced that they had terminated the Arrangement.   PMI and Asanko agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

During the six months ended June 30, 2013, the Company incurred $737,310 in legal, consulting and regulatory costs related to the proposed arrangement agreement.

4.	Mineral interests and development assets

(a)	Essase Gold project

Asanko Ghana owns a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The Ghanaian government owns a 10% free carried interest in Asanko Ghana and the Esaase Gold property is subject to a 5% royalty (see note 12(a)) payable to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Asanko Ghana was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

Asanko Ghana owns a 100% interest in the Jeni River Concession mining lease and exploration rights. The Jeni River Concession lies directly to the southwest and contiguous to the Esaase Gold property. The Ghanaian government retained a standard 10% free carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retained a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni River mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the Jeni River Concession (see note 12(a)).

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession, a mineral concession adjacent to the Esaase Gold property.

On July 15, 2010, Asanko Ghana entered into an option agreement with Sky Gold Mines Limited (“SGM”) whereby it was granted the exclusive option by SGM to acquire a 100% interest in a four-part concession adjacent to the Esaase Gold property. Pursuant to the agreement Asanko Ghana is required to make staged payments totaling $400,000, and cause a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages. As at June 30, 2013, Asanko Ghana had made payments totaling $250,000 and 30,000 shares of Asanko were issued to SGM. Subsequent to June 30, 2013, the Company paid $150,000 and issued 20,000 shares of the Company and completed the acquisition of a 100% interest in the SGM concession. The SGM concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

4.	Mineral interests and development assets (continued)

(a)            Essase Gold project (continued)

During November 2012, Asanko Ghana completed the acquisition of 10.3 sq. km of the Small Scale Mining Reserve (“SSMR”) located immediately on strike to the southwest of the Esaase main zone in exchange for  a 12.5 sq. km portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property and other properties owned by Asanko Ghana through an interest in Asanko Ghana.

Asanko Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Asanko Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Asanko Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Asanko Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Asanko Ghana is in a net liability position.

(b)	Asumura Gold project

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura Gold property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

(c)	Development assets

		Accumulated	Net book
June 30, 2013	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	4,498,392	-	4,498,392
Development costs, Esaase	37,452,213	-	37,452,213
Asset retirement obligation, Esaase	9,389,614	-	9,389,614
Esaase development project	51,340,219	-	51,340,219

	$51,510,262	$-	$51,510,262

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

4.	Mineral interests and development assets (continued)

(c)	Development assets (continued)

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	4,498,392	-	4,498,392
Development costs, Esaase	31,022,314	-	31,022,314
Asset retirement obligation, Esaase	10,687,715	-	10,687,715
Esaase development project	46,208,421	-	46,208,421

	$46,378,464	$-	$46,378,464

Based on positive results of a pre-feasibility study for the Esaase Gold Project, the Company began capitalizing costs associated with the development of the project effective October 1, 2011.

Continuity of  mineral interests

	Six months ended	Nine months ended
	June 30, 2013	December 31, 2012

Opening balance	$46,378,464	$25,822,734

Additions:
Acquisition costs, Esaase	-	535,884
Development costs, Esaase	6,429,899	17,792,257
Asset retirement obligation (note 7)	(1,298,101)	2,227,589
	5,131,798	20,555,730

Closing balance	$51,510,262	$46,378,464

	Six months ended June 30, 2013	Nine months ended December 31, 2012

Esaase:
Camp operations	$1,195,431	$2,017,952
Community affairs	675,051	-
Development support costs and settlement fees	226,919	8,305,494
Environment	444,094	-
Feasibility studies and engineering	2,306,199	3,215,037
Permitting	165,623	-
Share-based payments	908,540	1,401,268
Sustainability	479,980	2,755,749
VAT receivable allowance	28,062	96,757
Total development costs for the period	$6,429,899	$17,792,257

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

5.	Investment in associate

On June 30, 2013, the Company reviewed its equity investment in Universal Mineral Services Inc. (“UMS”) for impairment and concluded that the carrying amount exceeded its recoverable amount and therefore recorded an impairment charge of $626,394. The Company believes that the recoverable amount of the investment is nominal because it is unlikely that there would be any cash inflows from the continuing use of the asset, disposal of the asset or liquidation of the asset.

6.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Esaase:
Camp operations	$80,676	$237,982	$179,161	$237,982
Exploration drilling	-	518,889	-	1,319,726
Exploration related costs	326,721	326,449	713,100	785,555
Share-based payments	20,903	148,413	62,155	353,836
VAT receivable allowance	4,091	63,024	8,596	112,551
	432,391	1,294,757	963,012	2,809,650

Asumura:	-	2,300	344	2,300

Total exploration and evaluation expenditures	$432,391	$1,297,057	$963,356	$2,811,950

7.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase Gold project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this obligation has been recorded as a non-current provision.

Esaase development project	Six months ended	Period ended
	June 30, 2013	December 31, 2012

Opening balance	$11,089,081	$8,737,634
Additions (reductions) (note 4)	(1,298,101)	2,227,589
Accretion	122,088	123,858
Closing balance	$9,913,068	$11,089,081

As at June 30, 2013, the Company recorded a reduction to the asset retirement provision of $1,298,101, due to an  increase in the discount rate at June 30, 2013 as compared to December 31, 2013.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

8.	Share capital

There were no share capital transactions during the six months ended June 30, 2013.

9.    Equity reserves

(a) Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number	Weighted average
	of shares	exercise price
Balance, December 31, 2012	8,158,750	$	C4.45
Granted	365,000	$	C2.42
Cancelled/Forfeited	(982,184)	$	C5.38
Expired	(345,000)	$	C4.20
Balance, June 30, 2013	7,196,566	$	C4.23

       The following table summarizes the share-based options outstanding and exercisable at June 30, 2013:

	Number outstanding at		Number exercisable at
Exercise price	June 30, 2013	Expiry date	June 30, 2013

C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	75,000	July 2, 2014	75,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	270,000	October 6, 2014	270,000
C$6.50	50,000	December 13, 2014	50,000
C$6.19	952,500	May 26, 2015	952,500
C$8.00	100,000	March 17, 2016	100,000
C$4.59	1,247,816	February 16, 2017	1,086,566
C$3.74	1,993,750	June 7, 2017	1,458,125
C$3.75	1,150,000	October 16, 2017	575,000
C$3.90	835,000	November 7, 2017	417,500
C$2.42	365,000	May 21, 2018	91,250
	7,196,566		5,233,441
Weighted average contractual life
remaining at June 30, 2013 (years)	3.54		3.28

During the three months ended June 30, 2013, under the Black-Scholes option pricing model, $585,970 (three months ended June 30, 2012 - $1,942,477) in share-based payments were recorded in the statement of comprehensive loss of which $20,903 (three months ended June 30, 2012 - $148,413) were included in exploration and evaluation expenses. In addition, during the three months ended June 30, 2013, share-based payments of $443,932 were included in mineral interests and development costs (three months ended June 30, 2012 - $555,689).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

9.	Equity reserves (continued)

(a)	Share-based options (continued)

During the six months ended June 30, 2013, under the Black-Scholes option pricing model, $1,556,487 (six months ended June 30, 2012 - $4,355,217) in share-based payments were recorded in the statement of comprehensive loss of which $62,155 (six months ended June 30, 2012 - $353,835) were included in exploration and evaluation expenses. In addition, during the six months ended June 30, 2013, share-based payments of $908,540 were included in mineral interests and development costs (six months ended June 30, 2012 - $1,699,101).

The fair value of the share-based options granted or revalued during the three and six months ended June 30, 2013 and 2012, used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Risk free interest rate	1.25%	1.24%	1.25%	1.18%
Expected dividend yield	-	-	-	-
Share price volatility	56.09%	70.26%	56.09%	78.40%
Forfeiture rate	3.01%	1.03%	3.01%	1.08%
Expected life of options	3.51 years	3.51 years	3.51 years	3.56 years

(b)	Warrants

The continuity of share purchase warrants for the six months ended June 30, 2013 is as follows:

Exercise price		Expiry date	December 31, 2012	Issued	Exercised	Expired	June 30, 2013

$	C 7.50	February 17, 2013	284,050	-	-	(284,050)	-
$	C 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500

			9,727,550	-	-	(284,050)	9,443,500

The 9,443,500 warrants issued pursuant to a non-brokered private placement on November 5, 2012 have an acceleration clause attached that gives the Company the right to accelerate the warrants’ exercise period to 30 days, should the share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days.

10.       Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

10.           Related party balances and transactions (continued)

 (a)   Key management compensation

Transactions with key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Salaries and benefits	$802,813	$317,435	$1,298,550	$1,326,191
Share-based payments	470,547	1,139,949	1,208,776	2,769,687
	$1,273,360	$1,457,384	$2,507,326	$4,095,878
Key management personnel consist of directors and officers of the Company.

(b)    Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

UMS (i)	$648,492	$738,381	$1,414,093	$738,381
Rock-on Exploration Ltd. (ii)	-	15,000	-	50,070
Other public companies (iii)	-	-	-	(439,755)
	$648,492	$753,381	$1,414,093	$348,696

Related party balances receivable (payable):

	June 30, 2013	December 31, 2012

Universal Mineral Services Ltd. (i)	$(269,735)	$(237,900)
Universal Mineral Services Ltd. – prepaid deposit (i)	130,728	138,201
	$(139,007)	$(99,699)

(i)	UMS

UMS was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective June 30, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy costs and IT services where required.

(ii)	Rock-on Exploration Ltd. (“Rock-on”)

Rock-on is a private company controlled by a former director of the Company. Pursuant to this geological consulting agreement, the Company paid $10,000 per month plus benefits until March 31, 2012, and after that $5,000 per month plus benefits until October 30, 2012 when the director resigned.

(iii)	Other public companies

During the six months ended June 30, 2012, the Company recovered the cost of geological, corporate development, administrative and management services provided by UMS to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company did not recover any costs from these related parties, subsequent to March 30, 2012.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

11.               Commitments

As at June 30, 2013 and December 31, 2012, the Company did not have any significant contractual commitments except as disclosed in note 4.

12.               Contingencies

(a)	Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires that a holder of a mining lease, restricted mining lease, or small scale mining license pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax will be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.

(b)	Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015(note 10 (b)).

(c)	Legal claims

As at June 30, 2013, the Company did not have any significant legal claims against it, outside the normal course of business.

13.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

June 30, 2013	Canada	Ghana	Total

Plant and equipment	$124,184	$1,492,222	$1,616,406
Investment in associate	1,000	-	1,000
Mineral interests and development costs	-	51,510,262	51,510,262
	$125,184	$53,002,484	$53,127,668

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

13.           Segmented information (continued)

         Geographic Information (continued)

December 31, 2012	Canada	Ghana	Total

Plant and equipment	$148,019	$1,636,568	$1,784,587
Investment in associate	627,394	-	627,394
Mineral interests and development costs	-	46,378,464	46,378,464
	$775,413	$48,015,032	$48,790,445

     Geographic allocation of loss (income)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Canada	$(2,324,502)	$4,120,817	$(3,163,550)	$9,012,780
Ghana	609,029	1,554,693	1,583,761	3,923,537
Total	$(1,715,473)	$5,675,510	$(1,579,789)	$12,936,317

14.       Supplemental cash flow information

	Three months ended June 30		Six months ended June 30,
	2013	2012	2013	2012

Income tax paid	$-	$-	$-	$-
Change in asset retirement provision included in mineral interest	(1,078,427)	-	(1,298,101)	1,244,976
Change in accounts payable related to mineral interests and development costs	30,877	312,613	(534,409)	(80,104)
Depreciation included in exploration and evaluation costs	11,227	7,497	26,378	216,012
Depreciation included in mineral interest and development costs	91,304	24,365	177,601	24,365
Fair value of shares included in mineral interest	-	-	-	156,009
Share-based compensation included in mineral interests and development cost	443,932	555,689	908,540	1,699,101

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
Three and six months ended June 30, 2013 and 2012	Expressed in United States Dollars

15.         Financial instruments

(a)	Risk exposure

The Company is exposed to currency risk through its holding of Canadian dollar (CAD) cash and cash equivalents. At June 30, 2013, the Company had a CAD balance of $23.9 million (December 31, 2012 - $32.5 million) expressed in US dollar equivalent. As at June 30, 2013 and December 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

(b)	Fair values

(i)	Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have an exercise price of C$4.00 per share and are a financial liability as the exercise price is denominated in a currency (C$) other than the Company’s functional currency (US$). The warrants have not been listed on an exchange and therefore do not trade on an active market. The fair value at June 30, 2013 and at December 31, 2012 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2013	December 31, 2012
Risk free interest rate	1.25%	1.14%
Expected dividend yield	0%	0%
Share price volatility	57%	63%
Share price at the date of valuation	C$2.25	C$3.95
Expected life of warrants	1.35 years	1.85 years

(ii)	Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.